UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Intrusion Inc.

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(Name of Issuer)

Common Stock, par value $0.01 per share

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(Title of Class of Securities)

46121E205

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(CUSIP Number)

Michael L. Paxton

c/o Intrusion Inc.

1101 East Arapaho Road, Suite 200

Richardson, TX 75081

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(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 7, 2018

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(Date of Event which Requires

Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 46121E 20 5	Page 2 of 4

1     NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Michael L. Paxton

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]

   (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

            PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

                     7     SOLE VOTING POWER

    NUMBER OF                   2,404,387 [FN-1]

     SHARES

BENEFICIALLY        8    SHARED VOTING POWER

    OWNED BY

      EACH                             0

   REPORTING

     PERSON                9    SOLE DISPOSITIVE POWER

      WITH

                                              2,404,387 [FN-1]

                 10   SHARED DISPOSITIVE POWER

                                               0

       11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      2,404,387 [FN-1]

       12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

       13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      18.2%

       14    TYPE OF REPORTING PERSON

                      INDIVIDUAL

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FN-1     Includes (a) 25,000 shares of Common Stock issuable upon exercise of options exercisable within 60 days and 168,808 shares of Common Stock issuable upon conversion of shares of the Issuer's Convertible Preferred Stock held by the Reporting Person.

SCHEDULE 13D

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Filed Pursuant to Rule 13d-1

ITEM 1. Security and Issuer.

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     This Statement on Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock") of Intrusion Inc., a Delaware corporation (the "Issuer") and is being filed by Michael L. Paxton (the "Reporting Person"). The Issuer's principal executive offices are located at 1101 East Arapaho Road, Suite 200, Richardson, TX 75081.

ITEM 2. Identity and Background.

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(a)	NAME. The name of the Reporting Person is Michael L. Paxton.

(b)	BUSINESS ADDRESS. The business address for the Reporting Person is 1101 East Arapaho Road, Suite 200 Richardson, TX 75081.

(c)	OCCUPATION AND EMPLOYMENT. The Reporting Person is the Vice President, Chief Financial Officer, Secretary and Treasurer of the Issuer.

(d) and (e)

PROCEEDINGS. During the previous five (5) years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor has the Reporting Person been party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship. The Reporting Person is a citizen of the United States of America.

ITEM 3. Source and Amount of Funds or Other Consideration.

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     The Reporting Person utilized existing personal funds to effect the purchase of the shares of Common Stock. Options were granted to the reporting person for compensatory purposes.

ITEM 4. Purpose of Transaction.

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     The Common Stock acquired by the Reporting Person was for investment purposes. The Reporting Person intends to periodically review his investment in the Issuer and, based on a number of factors, including the Reporting Person's evaluation of the Issuer's business prospects and financial condition, the market for the Issuer's shares, general economic and stock market conditions and other investment opportunities, the Reporting Person may acquire additional securities of the Issuer. Proceeds from the Reporting Person's acquisition of the Common Stock will be used for general working capital purposes.


ITEM 5. Interests in Securities of the Issuer.

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(a)      AGGREGATE NUMBER AND PERCENTAGE OF SECURITIES. The Reporting Person is the record and beneficial owner of 2,404,387 shares of Common Stock of the Issuer, representing approximately 18.2% of the class.

(b)     POWER TO VOTE AND DISPOSE. The Reporting Person has sole voting and dispositive power over the shares identified in response to Item 5(a) above.

(c)      TRANSACTIONS WITHIN THE PAST 60 DAYS. Except as noted in previously filed Form 4’s, the Reporting Person has not effected any other transactions in the Issuer's securities, including its shares of Common Stock, within sixty (60) days preceding the date hereof.

(d)      CERTAIN RIGHTS OF OTHER PERSONS. Not applicable.

(e)       DATE CEASED TO BE A 5% OWNER. Not applicable.

ITEM 6. Contracts, Arrangements, or Understandings or Relationships with Respect to Securities of the Issuer.

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     The Reporting Person is a party to that certain Securities Purchase Agreements, dated as of March 28, 2005 and December 2, 2005 (the "Purchase Agreements"), by and among the Issuer and the certain investors listed therein.

ITEM 7. Material to be Filed as Exhibits.

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          N/A

After reasonable inquiry, and to the best of the Reporting Person's knowledge and belief, the undersigned certifies that the information set forth in this Schedule is true, complete and correct.

Date: February 15, 2018

/s/ MICHAEL L. PAXTON

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Michael L. Paxton

Attention: Intentional misstatements or

omissions of fact constitute Federal

criminal violations (See 18 U.S.C. Section 1001).